UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Kabushiki Kaisha Cedyna

(Name of Subject Company)
Cedyna Financial Corporation

(Translation of Subject Company’s Name into English (if applicable))
Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)
Sumitomo Mitsui Financial Group, Inc.
SMFG Card & Credit, Inc.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
Not applicable.

(CUSIP Number of Class of Securities (if applicable))
Hirohiko Hirano
General Manager Public and Investor Relations Department
Cedyna Financial Corporation
16-4, Kounan 2-chome, Minato-ku,
Tokyo 108-8117, Japan
+81-3-6714-7723

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Hiroo Ueda Senior Vice President Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan +81-3- 4333-4111	Theodore A. Paradise, Esq. Davis Polk & Wardwell LLP Izumi Garden Tower 33F 6-1, Roppongi 1-Chome Minato-ku, Tokyo 106-6033, Japan +81-3-5561-4421
N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents
Exhibit I-1: Sumitomo Mitsui Financial Group, Inc.’s and SMFG Card & Credit, Inc.’s press release titled “Sumitomo Mitsui Financial Group, through its Wholly-owned Subsidiary SMFG Card & Credit, to Make Cedyna Financial Corporation a Wholly-owned Subsidiary of Sumitomo Mitsui Financial Group”, dated January 28, 2011.

Exhibit I-2: Cedyna Financial Corporation’s press release titled “Cedyna Financial Corporation announces a Share Exchange to make Cedyna Financial Corporation a Wholly-Owned Subsidiary of SMFG Card & Credit, Inc.”, dated January 28, 2011.

Item 2.	Informational Legends
Included in Exhibits I-1 and I-2.
PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)	Exhibit II-1: Cedyna Financial Corporation’s Public Notice of Establishment of Record Date for Convocation of Extraordinary General Meeting of Shareholders dated January 29, 2011.

(2)	Not applicable.

(3)	Not applicable.
PART III - CONSENT TO SERVICE OF PROCESS
(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on January 31, 2011.

(2)	Not applicable.

PART IV - SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Masao Yokoyama

(Signature)

Masao Yokoyama General Manager Sumitomo Mitsui Financial Group, Inc.

(Name and Title)

January 31, 2011

(Date)

/s/ Masao Yokoyama

(Signature)

Masao Yokoyama Director SMFG Card & Credit, Inc.

(Name and Title)

January 31, 2011

(Date)

3